MAIL STOP 3561


      	December 21, 2005

Nancy K. Hedrick
President and CEO
Computer Software Innovations, Inc.
1661 East Main Street
Easley, South Carolina 29640

      Re:	Computer Software Innovations, Inc.
      Registration Statement on Form SB-2
   File No. 333-129842
		Filed Date November 21, 2005

Dear Ms. Hedrick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Our research indicates that The Emerging Stock Report initiated coverage of the company around October 14, 2005. With a view toward disclosure, please provide us with the following information. Firstly, whether the company, its` employees, directors, or selling shareholder has had any contacts with The Emerging Stock Report, including, but not limited to, providing information, or compensation for reports. Secondly, please provide any information regarding The
Emerging Stock Reports current or previous holdings of your company.
Finally, please provide any releases authored by The Emerging
Stock
Report relating to your company.
2. We note that the company is obligated to issue additional shares of preferred stock pursuant to a liquidated damages clause for each day beyond November 30 that the company has not registered the resale of the Barron LP shares. Where appropriate, please revise your disclosures to include the issuance of these shares.
3. We note that the company amendment its` Form 10QSB/A for the periods ended March 31, 2005 and June 30, 2005. Please ensure that all financial figures, including the presentation of gross margins and related percentages, are appropriately updated in the next version of your registration statement.

Summary, page 4
4. We note your discussion on page 5 that you plan to acquire additional businesses in the near future and have had preliminary discussions with acquisition candidates. In the appropriate sections, please discuss how the company plans to finance any acquisition in the future and add any material risk factors discussing potential risks associated with this course of action.

Summary Financial Data, page 7
5. Please revise your "Selected Balance Sheet Data" presented on page
7 to include items relevant to your liquidity, including cash and accounts receivable.
6. We note that your reconciliation of pro forma net income contains two line items related to stock options. Please explain the difference in these items and why they are disclosed separately. Without limiting the generality of the foregoing, please explain in the appropriate sections the origins of these stock options, particularly if any options were given to customers in exchange for business.

Risk Factors, page 11
7. Please avoid the generic conclusion you reach in some of your risk factor subheadings that the risk will affect revenues, be unfavorable to us, or that your business will suffer. Instead, replace this language with specific disclosure of how your business and operations would be affected. For example, see risk factors 1, 5, 7, 13 and 25.
8. Risk Factor 20, on page 16, appears speculative in light of the fact that you currently do not have any active acquisition targets.
Please revise this disclosure or, alternatively, advise us why no revision is necessary.
9. You disclose, on page 57, that you license your software through unwritten, implied, nonexclusive licenses. Please include a risk factor describing the potential risks associated with this; in particular, we note that a discussion regarding your ability to enforce license terms and restrict use may be appropriate.

The Selling Stockholder, page 26
10. Please revise footnote (2) to the table to specifically state the amount of common stock that assumes the conversion of the common stock or the exercise of the warrants to the maximum permitted by the
Certificate of Designation and the warrants.
11. Please advise us of the nature of the consulting services provided by Robert Steel.
12. We note your disclosure on page 27 that suggests that Messrs. Sobel and Steel are independent directors. Please disclose whether you have determined that Messrs. Sobel and Steel are independent directors. Please also include a statement whether these directors are independent from Barron and identify any instances where Barron or its affiliates may directly or indirectly control these directors or where such directors may control Baron.

Plan of Distribution, page 28
13. On page 30 you disclose that you have "agreed to pay liquidated damages to the selling stockholder in the form of additional shares of preferred stock if the registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted." Elsewhere in your registration statement, including on page 27, you state that the maximum number of preferred shares that can be issued is 1,082,736. Please clarify whether the registration rights agreement itself caps the shares issuable as liquidated damages. If not, please advise us of the source for the 1,082,736 figure.
14. In your discussion of the registration rights agreement both here and elsewhere, please include disclosure relating to your payment of
$50,000 to Barron as consideration for modifying the registration rights agreement. Alternatively, please advise why no disclosure is required.
15. We note the disclosure on page 30 regarding indemnification. Please include the disclosure provided by Item 512(e) of Regulation
S-B.

Market for Stock, page 31
16. We note your disclosure that, as of November 10, 2005, there were
2,631,786 shares of your common stock outstanding. Please clarify whether this figure includes shares owned by officers/directors subject to resale restrictions, or whether the figure represents freely trading securities. If the former, please include a statement disclosing the number of freely traded securities. Alternatively, please advise us why no revision is necessary.

Description of Business, page 31
17. The last sentence of the first paragraph on page 34, beginning "[r]evenues from hardware sales ..." is unclear. In particular, the clause "traditionally low margin products" appears circular if the clause is being used to explain why hardware sales are at lower margins. Please revise, or advise us why no revision is necessary.
18. On page 35 you disclose that Ms. Hedrick and Ms. Hawkins had worked for Data Management, Inc. and developed an accounting system designed for local governments. Please clarify whether this development was concurrent with their work for Data Management, Inc., or occurred afterwards. If concurrent, please address any Intellectual Property or employment issues in your response to us.
19. On page 37 you disclose that Messrs. Butta and Phillips were introduced to the company as potential directors because of their experience in intellectual property-based businesses. Please include this experience, and its relevance, in their related biographies.
20. On page 38 you disclose that you received 5,042,250 from the "[p]roceeds from sale of warrants in merger." Please revise, or advise us why no revision is necessary, to reflect that these proceeds also include the sale of preferred stock.
21. In the fifth paragraph on page 42 you state that "[t]o avoid doubt following conferences with the SEC, the parties agreed ..." Please modify this language to avoid reference to the SEC as it gives the appearance that the SEC was a "party" to the discussion and/or approved the result.
22. In the second bullet point on page 45 you disclose that the preferred stock purchase agreement provided for liquidated damages in the event that you did not hire a chief financial officer within the specified time-frame. If applicable, please revise your disclosure to address any damages payable in the future in the event that you fail to have a chief financial officer due to resignation etc.
23. In your discussion of the pre-merger dividend on page 47 you state that the dividend "transaction would not have occurred if the merger were not anticipated." Please clarify what you mean by this statement. In particular, if the dividend would not have been possible but for Barron`s capital infusion then why isn`t this transaction more properly described as a purchase from an affiliate?




24. On page 47 you disclose that the original CSI-South Carolina shareholders receive 2.5 million shares of the surviving company`s common stock with an estimated value of $.6986 per share. This estimated value appears to be based on the price per share paid by Barron for their preferred stock. However, following the merger a market existed for the shares CSI-South Carolina`s shareholders received. Please explain reasoning behind selecting the $.6986 per share value.
25. On page 49 you refer to SQL and state that it refers to "standard query language." Please verify that this is not supposed to be "structured query language."
26. We reissue our prior comment 39 in its entirety. In particular, we are looking for greater discussion on the nature of the relationship the company has with these vendors and the material terms of any agreements with these vendors.
27. On page 52 you state that "a strong referral base has been key to our success." Please substantiate your strong referral base, or alternatively, remove the reference.
28. In the first paragraph on page 54 under the heading "Expansion of
Offerings," you disclose that you may expand into new areas such as metropolitan wireless networks, etc. If management currently has plans to expand into these areas, please discuss them more fully. If management does not have any plans to offer these services in the near future, please provide a reasonable basis for the statement or remove.

Intellectual Property, page 57
29. Please expand your discussion of your licensing terms. Without limiting the generality of the foregoing, your discussion should include items such as the duration of the license, the ability to copy and/or share the license, and any restrictions on reverse engineering. Please also discuss how the company enforces its licenses in the absence of a written license agreement. In addition, you should include a discussion of any contracts the company uses in lieu of a license agreement.
30. Please include the percentage of revenues generated from the Federal E-Rate Program in 2003 in your discussion on page 58.

Legal Proceedings, page 59
31. We note that you discuss an agreement between CSI-South
Carolina
and The Geneva Companies, Inc., on page 59. Please advise us of the nature of the initial agreement and confirm whether the agreement has been filed.

Management`s Discussion and Analysis, page 61
32. Much of your discussion in this section, particularly the overview subsection, repeats your prior discussion in the "Description of Business" section. Please revise to eliminate any duplicative disclosure. Please revise your overview subsection accordingly and focus on providing insight into the company`s challenges and risks of which management is aware and discuss any actions being taken to address the same.
33. On page 67, in your discussion of your acquisition of the Standards Based Lesson Planning software you state that "[t]he software product ... and all related rights purchased did not constitute a material addition to our business." If this discussion is not material, please revise this discussion to indicate the relevance. In a related matter, we note that you have a commission plan and consulting agreement with Eric Levitt related to this software product. Please include disclosure, if material, of the commission rates and other amounts payable under the agreement.
If
you have not done so, please file a copy of this agreement.
34. Please expand your revenue discussion on page 72 to address why new software sales declined as a result of an increase in support revenue. In addition, please discuss the affect that this will have on future revenue growth.
35. In your revenue discussion on page 72 and 73 you mention the addition of new sales persons in the last quarter as well as new sales persons in new geographic areas. Please discuss when management believes that these new employees will have an impact on sales and sales growth.
36. In your tabular presentation on page 72 you present a positive balance associated with salaries, wages and benefit related operating expenses. Please confirm whether this means that this category of expenses declined by $592,647 in the nine month period ended September 30, 2005. In addition, please discuss the reason for this variance.
37. In the third full paragraph on page 73, you state that reverse acquisition costs included $275,000 in commissions paid to a third-party broker, Liberty Capital LLC. Please describe Liberty Capital`s involvement in the reverse acquisition and describe the structure of its commission, e.g. whether it was a transactional fee. Also disclose whether Liberty Capital is a registered broker-dealer.
38. Please expand your discussion of interest and other income and expenses on page 75 to discuss the company`s outstanding debt balances, and related interest rates. In addition, please explain the nature of the unrealized loss on warrants.

39. In the tabular presentation on page 77 you present a $48,000 gain from "Other." Please explain the nature of this gain. In addition, please explain the items included in the $172,198 "Other miscellaneous" balance on page 78.
40. Given the deterioration in the company`s cash position relative to year-end, please address whether the company believes it will be able to meet its` debt obligations as they come due. In addition, please discuss the terms of the bank revolving credit agreement, including any covenant violations and their implications to the business.
41. Please separately address recurring and non-recurring items causing the decline in cash flows from operations for the nine month period ended September 30, 2005 versus 2004.
42. Please include a discussion of cash generated/used through investing activities for the nine months ended September 30, 2005 and
2004.
43. Please indicate, in your discussion of "Credit Arrangements" on page 80 whether your loan is secured by an interest in your accounts receivable, or merely limited by your accounts receivable. In addition, please describe the nature of the acceleration provisions contained in your agreement, and their potential effect on the company.
44. On page 80 we note that the company incurred approximately $700,000 in legal and accounting fees related to the merger which they have presented in "Cash from Operating Activities." Please advise us why the legal expenses related to the financing are not presented in the "Cash from Financing Activities" section.
45. We note your disclosure on page 81 that you have increased your draw on your credit line to $2.6 million from $1.7 million between November 10, 2005 and September 30, 2005. Please explain the reason for this increase.
46. We noted your disclosure in the last risk factors on page 19, that you identified a significant deficiency. Disclose in detail the nature of the material weaknesses identified in your disclosure and provide a discussion of the effectiveness of your controls and procedures. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. In this regard, also revise to disclose the specific steps that you have taken, if any, to remediate the material weakness and disclose whether you believe that the material weakness still exists at the end of the periods covered in this registration statement.





Cash from operating activities, page 79
47. Please revise your interim discussion of changes in balance sheet items to discuss why receivables have increased significantly since year-end. Discuss (quantitatively and qualitatively) how the increase has impacted your allowance for doubtful accounts and the related provision, and discuss whether the circumstances you have identified represent a trend that will have a material effect on future operations and liquidity.

Management, page 84
48. Please provide more details on the business experience of your management. For example, as a general matter, the disclosure should provide the following for each principal occupation or employment held by management within the last five years, or any longer time period that you voluntarily cover: the name and duties of each position; the entity with which the position was held; the business activities of the entity; and the beginning and ending dates of each position by month and year.

Executive Compensation, page 87
49. Please revise your tabular presentation of executive compensation to include long term compensation such as awards of restricted stock and/or the sum of number of stock options granted as required by Item
402(b) of Regulation S-B. Please include the tables required by Item
402(c) and (d), as applicable.

Certain Relationships and Related Transactions, page 90
50. Under "Consulting Arrangements" on page 91 you disclose that you will enter into an agreement with SCBC Inc. to provide consulting services in exchange for restricted stock "equal to approximately 3.5% of the outstanding common and preferred stock of the Company following the consummation of the merger." Please clarify this statement, specifically focusing on the nature of the consulting services to be provided, the current status of negotiations, and the reference to a merger.

Description of Securities, page 92
51. In the paragraph discussing the board of directors you state "[g]enerally, directors are elected by a plurality of votes ..." Please clarify what other means are available for electing directors.
Alternatively, remove "generally."
52. Please revise your discussion of the dividends payable to common shareholders to include any restrictions imposed by your loan agreements. Also, please clarify whether the preferred stock agreement with Barron contains similar restrictions on dividends. Currently it appears as if the restrictions applicable to the common stock are addressed in the preferred stock discussion.
53. On page 93 you disclose that "[s]hareholders do not have preemptive rights to acquire additional shares of stock ..." However on page 45 you disclose that both Barron and the five former shareholders of CSI-South Carolina have the right to participate in any subsequent financings at 80% of the offering price as long as the preferred shares remain outstanding. Please revise your "Description of Securities" discussion to address this point.
54. Please clarify your statement on page 95 that each warrant issued to Barron is exercisable for half of such shares. Does this mean that a warrant could be exercised to purchase approximately 3.6 million shares? In addition, does the 4.9% restriction effectively prevent them from exercising the warrant - or has the company agreed to forego the restriction if Barron resells immediately following conversion? Please disclose the date that the warrants will expire.
55. Please clarify whether the preferred shares and warrants held by
Barron are subject to transfer restrictions. If so, please advise us of the nature of these restrictions.

Financial Statements

Summary financial information pages 7-10
56. We note that you have included several non -GAAP financial measures and note the following issues:

* Per share data other than that relating to net income (i.e. other than basic and diluted earnings (loss) per share) is not appropriate and should be removed.
* You have presented pro forma net income (loss) before special items, pro forma shareholders` equity and warrant liability, and pro forma cash flow from operations by eliminating or smoothing certain items. Adjustments to eliminate or smooth items and presentation of such pro forma measure of performance are not appropriate since different unusual items are likely to occur every period and companies and investors may differ as to what types of events warrant adjustment. Accordingly, such pro forma measures of performance should be removed.
* Although non-GAAP measures can be useful in some circumstances (for example, when used as a liquidity measure), these measures can be confusing and lead to undue reliance by investors. We believe such measures, as presented, could be indicative of greater authority or prominence than conventionally computed earnings or cash flows as reported in the GAAP financial statements.

Please refer to the requirements in Item 10 of Regulation S-B. In an effort to assist you in this regard relating to the conditions for use of non-GAAP financial measures, please refer to the Commission Release No. 33-8176 which may be found on the Commission`s website at: http://www.sec.gov/rules/final/33-8176.htm. Please advise or revise your filing to remove all such references to non-GAAP measures.

Other Expenses of Issuance and Distribution, page II-3
57. Please include a statement indicating that the company will pay all of the expenses associated with the issuance or, if the selling security holder will pay the expenses, a statement to that effect. Your attention is directed to Item 511(a).

Recent Sales of Unregistered Securities, page II-3
58. We note your disclosure on page II-4 that you issued 750,000 shares to Jackson Steinem, Inc. on December 30, 2004 as compensation for services. Please advise us of the nature of these services, including whether Jackson Steinem, Inc., has played any role in your financing activities. In addition, please discuss whether they continue to provide services to the company and on what terms.
59. Please update your discussion of the preferred stock sale to Barron to reflect the modifications subsequently made, specifically, that the 4.9% cannot be unilaterally waived by Barron.
60. Please describe any transactions in which the company has issued options as required by Item 701 of Regulation S-B.

Power of Attorney
61. Please verify that the list of appointees in the first paragraph, including Joe G. Black, is current.

Form 8-K, filed September 21, 2005
62. Under Item 3.03 we note that the Amendment to Certificate of Incorporation was by non-unanimous written consent. Please advise us of the nature of this dissent.

Financial Statements for the years ended December 31, 2004 and
2003

Statement of stockholders` equity, F-5
63. We noted your disclosures regarding the merger of CSI and VBYR on
F-26 (Note 2 - Acquisition and Merger). The transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization; which is considered by the Staff to be capital transaction. Accordingly, the amount of net consideration paid to the former shareholders of VBYR ($415,024) in excess of the net assets acquired and par value of the common stock received should be charged to additional paid in capital. This adjustment should be retroactively applied and equity restated to reflect the effect of the exchange established in the merger. Accordingly, please revise the financial statements or tell us how your accounting is appropriate and cite the specific accounting literature that you used to support your accounting treatment.

Notes to financial statements

Note 6 - Commitments, F-10
64. We noted the various legal proceedings and related contingencies, as discussed on F-31, occurred before the audit report date.
Accordingly, the audited financial statements for the year ended
December 31, 2004 should include such disclosures. Please revise and confirm to us that the revised disclosures are audited.

Note 10 - Segment information, F-12
65. Please revise to include disclosures required by SFAS 131, paragraphs 31 and 32. Your disclosure should include an explanation of the measurements of segment income, assets and operating income and reconciliations to your consolidated statements of income and balance sheets. Please expand MD&A to include all significant reconciling items separately identified and described necessary to an understanding of the business and the segment information.

Note 11 - Concentration of credit risk, F-13
66. We note your disclosures regarding key suppliers and customers on pages 55 and 56. Please disclose your dependence on major customers and suppliers. In this regard please include concentration of sales, receivables, purchases and payables for all the periods presented. Please refer to Statements of Position (SOP) 94-6: "Disclosure of Certain Significant Risks and Uncertainties" and to Paragraph 39 of
SFAS 131.

Interim financial statements for the nine months ended September
30,
2005 and 2004

General
67. Please revise the interim financial statements to conform to any changes made in the annual financial statements as a result of our comments above.



Note 5- Commitments and contingencies, F-31
68. The amount of damages claimed under Integrated Tek Solutions Lawsuit ($60 Million) is not consistent with the disclosure ($30 - $45 Million range) in Legal proceedings, page 59. Please revise as appropriate.
69. We noted your disclosures regarding various lawsuits. Please disclose the amounts accrued in your financial statements regarding the lawsuits disclosed and the basis for such determination. If it is reasonably possible that the outcome of uncertainties may result in a liability exceeding the liability accrued in the financial statements by a material amount, revise to include disclosures of the range of reasonably possible loss or a clear statement that a range cannot be estimated as required by paragraph 10 of SFAS 5. Evaluation of the materiality of the additional loss should include consideration of the pro forma effect on the financial statements as if the amount of unrecognized but reasonably possible loss had been incurred as of the latest balance-sheet date and were to be recognized fully in the most recently completed period. You should consider and disclose in MD&A the effect of such a pro forma provision on stockholders` equity, debt covenants, commonly used financial ratios, and other analyses that would be material to an investor.

Note 6 - Financial instrument, F-32
70. We noted that you used the Black Scholes pricing model to determine the fair value of the warrants. Please revise to disclose the assumptions utilized within the model including a brief discussion on how the assumptions were determined.

Form 10-QSB for the Quarterly Period Ended September 30, 2005

Item 3 - Controls and procedures, page 37
71. We noted your disclosure concludes that your disclosure
controls
and procedures were effective, except with regard to a material weakness in internal control over financial reporting. This disclosure (i.e. except for) is not appropriate and should be revised to state whether your disclosure controls and procedures were
effective or ineffective.   Please revise to ensure your
disclosures
accurately identify the following:

* The nature of the material weakness,
* The impact on financial reporting and control environment,
* Management`s remediation plan, and
* Consider revising MD&A disclosure, as appropriate.


Other exchange act filings
72. Revise your Form 10-KSB for the year ended December 31, 2004 and any subsequent interim filings to comply with the comments above as applicable.
73. Please note for future reference, when circumstances arise where management (or others) determines that financial statements (whether interim or annual) can no longer be relied upon, you should consider
(as soon as the determination is made) the need to file an 8-K
(Item
4.02).  Please refer to the Form 8-K rules and instructions.

Other Regulatory
74. Please provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	William Pittman
	Fax: (864) 240-2479




Nancy K. Hedrick
Computer Software Innovations, Inc.
December 21, 2005
p. 1